Exhibit 99.15

CONSENT OF EXPERT

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the registration statement in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Technical Report on the Midwest A Uranium Deposit of Saskatchewan, Canada” dated January 31, 2008 and (2) all other references to the undersigned company included or incorporated by reference in the registration statement in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 12, 2015

SGS Canada Inc.
(formerly Geostat Systems International Inc.)

By: /s/ Guy Desharnais
Name: Guy Desharnais, Ph.D., P.Geo
Title: Technical Manager of Geological Services